SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  8 March 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Offer Update announcement made on 8 March 2004




BT GROUP PLC

OFFER FOR TRANSCOMM PLC

FOR IMMEDIATE RELEASE
8 March 2004

                         British Telecommunications plc

                             Recommended cash offer

                                      for

                                 Transcomm plc

                Level of Acceptances and Extension of the Offer

British Telecommunications plc ("BT") announces that, as at 3.00 p.m. on 8 March 2004, being the second closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 86,820,254 Transcomm Shares, representing approximately 84.44 per cent. of the issued share capital of Transcomm. The Offer has been extended for a period of 7 days and will, therefore, remain open for acceptance until 3.00 p.m. on 15 March 2004.

Transcomm Shareholders are advised that if the acceptance condition of the Offer is not satisfied by 3.00 p.m. on 15 March 2004, BT might not extend the Offer beyond 15 March 2004, in which case the Offer would lapse. However, BT reserves the right to extend the Offer, should it wish to do so.

On 23 January 2004, BT announced that it had received irrevocable undertakings to accept the Offer in respect of 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of the issued share capital of Transcomm.

Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purpose of the Offer owned, or controlled, any Transcomm Shares or any rights over any Transcomm Shares immediately prior to the commencement of the Offer Period. Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purposes of the Offer has acquired or (other than pursuant to the Offer) agreed to acquire any Transcomm Shares or (save for the irrevocable undertakings to accept the Offer referred to in the announcement by BT on 23 January 2004) any rights over any Transcomm Shares during the Offer Period. None of the valid acceptances referred to above have been received from persons acting in concert with BT.

Transcomm Shareholders who have not yet accepted the Offer and who wish to do so are strongly encouraged to complete and return the Form of Acceptance (whether or not their Transcomm Shares are held in CREST) as soon as possible and, in any event, so as to be received by post or (during normal business hours) by hand by Lloyds TSB Registrars plc, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. on 15 March 2004.






Words and expressions defined in the offer document dated 7 February 2004 have the same meaning in this announcement, unless the context requires otherwise. The directors of British Telecommunications plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of British Telecommunications plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

PricewaterhouseCoopers LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers LLP or for giving advice in relation to the Offer or any other matter referred to in this document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the USA, or in or into Canada or Japan, and, subject to certain exceptions, the Offer is not capable of acceptance by any such use, means or instrumentality or facilities or from or within the USA, Canada or Japan. Accordingly, this announcement is not being made in the USA, Canada or Japan and copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 8 March 2004